 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of PROOF Acquisition Corp I (the “Company”) on Form S-1 of our report dated May 28, 2021, except for Note 4 and the second paragraph of Note 8 as to which the date is October 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of PROOF Acquisition Corp I as of March 31, 2021 and for the period from March 16, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

November 12, 2021